UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1. Intelligent Content Enterprises Inc., News Release issued on June 29, 2016 as filed on Sedar on June 29, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

June 30, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

ICE and Catch Star Studios Create Original Broadcast and Interactive Digital Programming – Stars and PinStripes airing on the YES Network

Toronto, Canada / New York, NY - June 29, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”), is pleased to announce that in conjunction with its wholly owned subsidiary, ICE Studio Productions Inc., (“ICE Productions”) it has signed an agreement with the YES Network to air Catch Star Studios LLC’s (“Catch Star Studios”) original programming series, Stars and PinStripes, beginning in August.

This new and original series on YES features an elite cast of some of today’s iconic and inspirational celebrities from all walks of life sharing their personal New York Yankees and life experiences and will showcase their current projects and initiatives.  An original 30-minute episode will premiere each month on YES beginning in August.

Hosted by Nancy Newman, award winning YES Network studio host and also the host of the network’s Yankees Magazine show, Stars and PinStripes will be available to approximately 12 million households on the YES Network nationwide as well as globally via online and mobile devices through ICE’s Digital Widget Factory platform at www.digiwidgy.com. Show segments will also be available on www.YESNetwork.com.

Segments of Stars and PinStripes episodes will also be available through www.digiwidgy.com as online and mobile webisodes enhanced with closed caption language-translation technology available in over 50 different global languages, seamlessly translated to the appropriate language for each geographic viewing experience.

Both Ice Productions and Catch Star Studios will receive production credit for the Stars and PinStripes original series. On May 25, 2016, ICE www.intelligentcontententerprises.com announced that the Corporation has signed an initial agreement to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC. www.catchstarstudios.com. The integration of ICE’s digiwidy.com proprietary platform with Catch Star Studios’ original content, Stars and PinStripes demonstrates the synergy of ICE’s trending model to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

To enhance the value of revenue generation opportunities in addition to the broadcast commercials and potential sponsorship, Stars and PinStripes’ digital broadcast will feature Clix.Video™ an application designed by Catch Star Studios’ interactive video technology team. Clix.Video™ enables digital and mobile viewers to instantaneously connect to web and mobile sites by clicking on custom interactive tags within the video broadcasts to make social media connections, to review extra and exclusive content and make online and mobile purchases directly via the video broadcast providing a richer, deeper consumer experience related to the video content.

Catch Star Studios is currently reviewing additional sports and celebrity original programming opportunities to provide rich, broadcast and digital strategies that support interactive video and multi-lingual global user engagement.

About Catch Star Studios, LLC

Catch Star Studios provides development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” marketing platform. For more information, please visit www.catchstarstudios.com

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. (ICE) is an emerging Media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven proving an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory provides the baseline infrastructure and technology platform enabling ~~of~~ content and media to be disseminated globally, efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTC QB Markets under the symbol “ICEIF”

For further information, please contact:

Investor Relations: investorrelations@intelligentcontententerprises.com

FORWARD LOOKING INFORMATION

This press release contains forward-looking information based on current expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, ICE assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although ICE believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because ICE can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this press release. Actual results could differ materially from those currently anticipated due to a number of factors and risks including various risk factors discussed in ICE’s disclosure documents which can be found under ICE’s profile on www.sedar.com.

This press release may contain forward-looking information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K and 20F filings with the Securities and Exchange Commission.